Drake & Klein CPAs
A PCAOB Registered Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Form S-1 of our audit report dated July 20, 2012 relative to the financial statements of Dakota Gold Corp. as of April 30, 2012 and 2011 and for each of the years then ended and the period from inception of the exploration stage (August 1, 2010) through April 30, 2012 .

We also consent to the reference to our firm under the caption "Experts" in such Registration Statement.

On January 1 2012, the audit firm of Randall N. Drake CPA, PA changed its name to Drake & Klein CPAs. The change was reported to the PCAOB as a change of name.  This is not a change of auditors for the Company.

/s/ Drake & Klein CPAs

Drake & Klein CPAs
f/k/a Randall N Drake CPA PA
Clearwater, Florida
December 13, 2012